SHARE PURCHASE AGREEMENT

                                     between

                               Akila Finance S.A.

                                       and

                                Jacobs Venture AG

                                  for Shares in

                                   Adecco S.A.

------------------------------------------------------------------------------

                                 SHARE PURCHASE AGREEMENT

between

Akila Finance S.A., 16 rue Jean Pierre Brasseur, L-1840 1258 Luxembourg

                                                      (hereinafter the "SELLER")

and

JacobsVenture AG, c/o Zehnder, Schatti + Partner AG, Zugerstrasse 76b, 6340 Baar

                                                       (hereinafter the "BUYER")


PREAMBLE

1. Philippe Foriel-Destezet and Klaus J. Jacobs on November 21, 2005 entered into negotiationsin respect of the purchase of shares in Adecco S.A. (ISIN CH0012138605) (the "COMPANY") by the Seller and Buyer.

2. In reliance thereon and on the fact that the transaction would be completed, Philippe Foriel-Destezet accepted to resign as Co-Chairman of the Company and Klaus J. Jacobs to be appointed Chairman and Chief Executive Officer (CEO) of the Company on November 21, 2005.

3. The object of this Agreement is for the Seller to sell, and for the Buyer to purchase, 12 million Shares total in the Company (the "SHARES" as defined in Schedule A). It is the Parties' intention that the Shares will be sold and transferred to the Buyer on the Closing Date.

This being said, the Parties now agree as follows:

1.      PURCHASE AND SALE

            Subject to the realization of the conditions precedent set out in
            Section 4 below, the Seller as legal and beneficial owner agrees to sell the Shares, free of all liens, charges or other encumbrances, and the Buyer agrees to purchase and pay for the Shares together with all dividends, distributions and other benefits attached to the Shares from the Closing Date at a net purchase price per Share of CHF 63.- for a total consideration of CHF 756 million (the "PURCHASE PRICE"), being the sum of the constituent items set forth in Schedule B, to be paid cash in immediately available funds.

2.      CLOSING

    (1)     Subject to the realization of the conditions precedent set out in
            Section 4 below, the Seller shall transfer the Shares to the Buyer against payment by the Buyer of the Purchase Price at closing in accordance with the provisions of Section 2 and of Section 5 below (the "CLOSING"). The Parties will undertake their best efforts that Closing shall take place in Zurich on December 9, 2005, at the latest, or at any other place or on any other date agreed by the Parties (the "CLOSING DATE").

    (2) The Shares purchased hereunder shall be delivered by the Seller to the Buyer on the Closing Date through the facilities of SIS Sega Intersettle AG, the Swiss securities clearing organization ("SIS"). Delivery of the Shares by the Seller will be made by book-entry transfer in the SIS system to Deutsche Bank AG Frankfurt, Taunusanlage 12 , 60325 Frankfurt, swift code DEUTDEFFXXX .IBAN
            Nummer: [Deleted from the filing as confidential information], SegaIntersettle [Deleted from the filing as confidential information] (Safe custody account).

    (3) Delivery of Shares by the Seller shall take place against the payment of the Purchase Price by the Buyer pursuant to Section 5 below. At signing the Seller shall provide the Buyer with an irrevocable and unconditional confirmation that Seller's bank (UBS
            AG) shall deliver the Shares after having received the Purchase Price. The Bank's confirmation shall be valid until and including December 9, 2005 24.00 hrs (Schedule D).

3.      [INTENTIONALLY LEFT BLANK]

4.      CONDITIONS PRECEDENT

    (1)     This Agreement is subject to the following conditions precedent:

    (a) Prior to Closing Buyer shall deliver to Seller a confirmation of Buyer's outside legal counsel in the form of Schedule C that the Transaction does not represent a concentration;

    (b) The Purchase Price shall irrevocably be paid by the Buyer to the Seller in accordance with Section 5 below by December 9, 2005 at the latest.

    (2) In case the two above-mentioned conditions precedent are not fulfilled by December 9, 2005, the Closing and the transaction contemplated in this Agreement shall not take place.

5.      PAYMENT OF PURCHASE PRICE

            The Purchase Price (determined in its conditions and amounts according to Schedule B) shall be paid against delivery of the Shares to the following bank account:

            UBS AG Zurich, account no. IBAN CH33 0023 0230 4010 2570 D, swift code UBSWCH ZH80A.

6.      UNDERTAKINGS

    (1) Each Party agrees that it may provide, to the extent required, reasonable assistance to the other for the purpose of the execution of any legally required deeds, documents, acts and things as such Party may from time to time reasonably require or as otherwise may be reasonably necessary to give full effect to this Agreement.

    (2) The Buyer undertakes to make to the extent required by applicable law as promptly as possible any merger notifications to competition authorities in the jurisdictions in which a merger control filing is required and to submit to the Seller's prior approval any material communication or notification sent to any competition authority, including the European Commission, in relation to this transaction. By material communication or notification, the Parties mean any communication or notification which contains confidential information about the Seller and/or its beneficial owner. In addition, the Buyer shall promptly inform the Seller of any important communication and in any case of all notifications to or from a competition authority, including the European Commission, in relation to this transaction, and provide the Seller with a copy of such communication or notification, as the case may be after having stroken out information which is confidential for the Buyer and/or its related companies and the Company.

7.      EXPENSES

            The Seller and the Buyer shall bear their own taxes, own legal costs (if any) and all their other out-of-pocket expenses (if any).

8.      REPRESENTATIONS AND WARRANTIES

    (1) The Seller represents and warrants to the Buyer as at the Signing and Closing Date that:

        (a) This Agreement has been duly authorized and signed by the Seller and constitutes a valid and legally binding agreement of the Seller enforceable against the Seller in accordance with its terms;

        (b) All relevant corporate consents or approvals necessary for the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions herein contemplated have been obtained or made and are in full force and effect; and the Seller has full right, power and authority to enter into this Agreement and to perform its obligations hereunder including to sell, assign, transfer and deliver the Shares to be sold hereunder;

        (c) The compliance by the Seller with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the Seller's articles of association or equivalent constitutive documents, if any, of the Seller, any resolution or authorization of the Seller's board of directors, any agreement or instrument to which the Seller is a party or by which the Seller is bound, or any applicable statute or any order, rule or regulation (including regulations on insider dealing) of any court or governmental agency or body having jurisdiction over the Seller or the property or assets of the Seller;

        (d) The Seller has, and immediately prior to the Closing Date will have, good and valid title to the Shares free and clear of all liens, encumbrances, equities or claims; and upon delivery of the Shares pursuant to this Agreement good and valid title to the Shares, free and clear of all liens, encumbrances, equities or claims will pass to the Buyer;

            The Seller undertakes to the Buyer that it will forthwith notify the Buyer of any material change affecting any of the above warranties (assuming them to have been repeated at the time of the change) at any time before payment of Purchase Price.

            To the extent permitted by law, any further claims and remedies for warranties (Gewahrleistung) are hereby expressly waived and excluded other than explicitly provided for under this Section 8 (1). For the avoidance of doubt, the Seller makes no representation and gives no warranty in respect of the Company.

    (2) The Buyer represents and warrants to the Seller as at the Signing and Closing Date that :

        (a) This Agreement has been duly authorized and signed by the Buyer and constitutes a valid and legally binding agreement of the Buyer enforceable against the Buyer in accordance with its terms;

        (b) The Buyer has, or will as of the Closing Date have, obtained all consents, concessions, approvals, authorizations and orders, governmental, corporate, judicial or other, if any, each time in respect of both the Buyer, necessary for the execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions herein contemplated and are in full force and effect; and the Buyer has full right, power and authority to enter into this Agreement and to perform its obligations hereunder including to purchase the Shares to be sold hereunder; in particular, the Buyer represents and warrants that there is no mandatory notification required for the transaction under this Agreement under the Swiss Merger Control.

        (c) The transaction under this Agreement does not need to be notified before the Closing to any competition authorities and the transaction under this Agreement can be closed without any competition law risks for the Seller.

        (d) There are neither directly nor indirectly adverse financial consequences for the Seller under any merger control laws and mandatory take over bid laws in relation to the transactions contemplated in this Agreement.

        (e) The compliance by the Buyer with all of the provisions of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the articles of association or equivalent constitutive documents of the Buyer, any resolution or authorization of the Buyer's boards of director (or equivalent governance bodies) or stockholders, any agreement or instrument to which the Buyer is a party or by which the Buyer is bound, or any statute or any order, rule or regulation (including regulations on insider dealing) of any court or governmental agency or body having jurisdiction over the Buyer or the property or assets of the Buyer;

            The Buyer undertakes to the Seller that it will forthwith notify the Seller of any material change affecting any of the above warranties (assuming them to have been repeated at the time of the change) at any time before payment of the Purchase Price.

            To the extent permitted by law, any further claims and remedies for warranties (Gewahrleistung) of the Buyer are hereby expressly waived and excluded other than explicitly provided for under this Section 8(2).

    (3) Each Party (the "INDEMNIFYING PARTY") hereby undertakes to indemnify the other Party, its beneficial owner, members of the Board of Directors, Officers and employees (each an "INDEMNIFIED PARTY") against any direct losses, liabilities, damages, costs, charges, expenses (including reasonable legal fees) which any of them may incur at the exclusion of any consequential or indirect damages (the "INDEMNIFIED DAMAGES"), which are suffered or incurred by the Indemnified Party as a result of a breach of any of the representations and/or warranties of the Indemnified Party under this Agreement. The liability of the Buyer and the Seller under this
            Section 8 (3) shall be limited to 35% to the Purchase Price.

    (4) In addition to the Buyer's indemnity obligations for Indemnified Damages under Sections 8 (3) and (5), the Buyer undertakes to indemnify, defend, protect and hold harmless the Seller, its beneficial owner, its members of the Board of Directors, Officers and employees (each an "INDEMNIFIED PARTY FOR MERGER CONTROL DAMAGES"), from and against any and all liabilities, claims, counterclaims, damages, actions, suits, proceedings, losses, costs and expenses (including without limitation any court costs, reasonable attorneys' fees, reasonable experts' fees, fines, penalties and interest) incurred by any of them (the "INDEMNIFIED MERGER CONTROL DAMAGES") as a result of or in relation to any breach of, misrepresentation, or inaccuracy in the representations and/or warranties of the Buyer set forth in Sections 8 (2) (b) and (c).

            The Buyer undertakes to promptly pay to the Seller the full amount of any such Indemnified Merger Control Damages actually incurred by any Indemnified Party for Merger Control Damages within thirty (30) days following delivery of a written demand by the Seller to such effect to the Buyer accompanied by such information and documentation as may be reasonably necessary to identify such Indemnified Merger Control Damages, it being understood that, even if incurred, the Seller shall (with the consent of the Buyer which shall not be unreasonably withheld by the Buyer) take reasonable actions to oppose any fines imposed by a Competition Authority.

    (5)     In addition to the Buyer's indemnity obligations under Sections 8
            (3) and (4) for Indemnified Damages and Indemnified Merger Control Damages, the Buyer undertakes to indemnify the Seller as well as any other Indemnified Party and/or Indemnified Party for Merger Control Damages against any fines, liabilities, costs, charges, expenses (including reasonable legal fees) imposed on any of them by any authority whether as the result of the structuring of the transaction as contemplated in Preamble 1 above or otherwise, including in particular fines which might be imposed on the Seller, its beneficial owner, members of the Board of Directors, Officers and employees, as the result of a lack of receipt of all required authorizations from the competition authorities or other governmental bodies before completion of the transaction.

9.      PRESS RELEASES

            Each Party shall submit to the other Party any press release about this Agreement or the transaction contemplated herein prior to its divulgation for information only.

10.     LAW AND ARBITRATION

    (1) This Agreement is governed by Swiss substantive law, to the exclusion of principles on the conflict of laws.

    (2) Any dispute between the Parties arising out of this Agreement regarding its interpretation, performance, validity, termination and, in general, all the obligations provided herein which cannot be amicably settled among the Parties shall be submitted to the jurisdiction of a panel of three arbitrators in accordance with and subject to the Rules of Arbitration of the International Chamber of Commerce, Paris, then in force. The arbitrators will be appointed pursuant to such rules. The arbitration will take place in Geneva, Switzerland, in English language. The cost of any arbitration proceeding will be assessed against the unsuccessful Party and the arbitrators will be required to make such cost part of any ruling issued by them.

11.     NOTICES

    (1) Any notice or notification in any form to be given under this Agreement may be delivered in person or sent by telex, facsimile or telephone (subject in the case of a communication by telephone to confirmation by telex or facsimile) addressed to:

            in the case of the Seller

            Stephan Schaechterle, Akila Finance S.A.,
            16 rue Jean Pierre Brasseur; L - 1258 Luxembourg with a copy to Pit Reckinger, Elvinger, Hoss & Prussen, Avocats, 2 Place Winston Churchill, L - 2014 Luxembourg

            in the case of the Buyer

            Dr. Rita Bose, c/o Jacobs Holding AG, P.O. Box, 8034
            Zurich, Switzerland
            with a copy to Dr. Christian Jacobs, White & Case,
            Jungfernstieg 51, 20354 Hamburg

            Any such notice shall take effect, in the case of delivery, at the time of delivery and, in the case of telex or facsimile, at the time of dispatch.

    (2) Any Party may change the address to which notices, requests, demands or other communications to such Party shall be delivered or mailed by giving notice thereof to the other Party hereto in the manner provided herein.

12.     MISCELLANEOUS

            Should any provision of this Agreement be or become partly or entirely invalid or unenforceable this shall not affect the validity of the remaining provisions. The Parties shall replace the partly or entirely invalid or unenforceable provision by a valid or enforceable provision that reaches the Parties' original economic intent and purpose with regard to such partly or entirely invalid or unenforceable provision. The same applies in the event of gaps of this Agreement; the Parties shall in such event implement provisions into this Agreement closing the respective gap.

Schedules:

Schedule A:  Shares
Schedule B:  Purchase Price
Schedule C: Draft Confirmation Letter to be issued by White & Case Schedule D: Draft Confirmation Letter to be issued by UBS


Place, Date: 05.12.05 Luxembourg


Akila Finance S.A.

/s/ Philippe Foriel-Destezet
----------------------------
Philippe Foriel-Destezet


Jacobs Venture AG

Place, Date: 05.12.05, Luxembourg


/s/ Andreas Jacobs                          /s/ Markus Fiechter
--------------------------                  -----------------------
Andreas Jacobs                              Markus Fiechter

                                    SCHEDULE A

                                     SHARES

1.      The Shares shall be:

        12,000,000 (twelve million) ordinary registered shares with a nominal value of CHF 1.00 each of Adecco S.A. (ISIN CH0012138605)

2. It is the intention of the Parties, in case of change of share capital structure or upon the occurrence of an event having a diluting or concentrative effect on the number or nominal price of the Shares, including but not limited to the exchange of shares, split, merger or change of number of outstanding shares of the Company, between Signing and Closing of this Agreement, the number of Shares or the price per share to be sold by the Seller to the Buyer shall be adapted in due proportion according to the "like for like principle" and recognized and generally applicable market practice. Each Party shall have the right to revert to the auditors of the Company or, with the agreement of the other Party, to any other investment bank of prime quality and international reputation to determine the adjustment of the number of Shares or the price per share to take place in accordance with such recognized and generally applicable practice.

                                   SCHEDULE B

                                 PURCHASE PRICE

1.      The Purchase Price shall be calculated as follows:

            Number of the Shares (12,000,000)

            multiplied by

            the Share Price of CHF 63.--

            equaling to a Purchase Price of CHF 756 million (Swiss Francs seven hundred and fifty-six million)

2.      Payment to be credited by Buyer to Seller on payment date

            CHF                                                  756 million

                                   SCHEDULE C

                DRAFT CONFIRMATION LETTER ISSUED BY WHITE & CASE

In reply to our letter dated November 24, 2005, we have been informed on December 1st, 2005 by the European Commission through its Director Mr.
Lowri Evans (Merger Task Force) that the purchase of 12m shares in Adecco S.A. (ISIN CH0012138605) (the "Company") by Jacobs Venture AG from Akila S.A. does not constitute a concentration within the meaning of Art. 3 of the EC Merger Control Regulation.

Enclosures

1.  Letter of White & Case, dated 24 November 2004 to Mr. Gotz Drauz
2.  Letter of Mr. Lowri Evans

                                   SCHEDULE D

  Attachment: proposed text for UBS confirmation, to be issued with the wording as below or a wording having economically and legally the same effect


[On the Letterhead of UBS AG]


Jacobs Venture AG
c/o Jacobs Holding AG
Andreas Jacobs, Markus Fiechter
P.O. Box 8034
Zurich
Switzerland


Transfer of 12m Shares of Adecco S.A.


We hereby confirm that we will - upon receipt of an amount of CHF 756m irrevocably transfer 12,000,000 (twelve million) ordinary registered shares with a nominal value of CHF 1.00 each of Adecco S.A. (ISIN CH0012138605) to your bank account at Deutsche Bank AG Frankfurt, Taunusanlage 12 , 60325 Frankfurt, Germany, swift code DEUTDEFFXXX .IBAN Nummer: DE29 5007 0010 0206 1653 00, SegaIntersettle No0286466 (Safe custody account).

This confirmation is valid until 9 December 2005, 24 hrs CET.

---------------------------                          ---------------------------
Name:                                                Name: